Exhibit 1

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
NEWS RELEASE

TEEKAY OFFSHORE PARTNERS L.P.
ANNOUNCES DIRECT EQUITY PLACEMENT

Hamilton, Bermuda, July 5, 2011 — Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO) announced today that it has agreed to sell approximately 0.7 million common units to an institutional investor for net proceeds, including its general partner’s proportionate capital contribution, of approximately $20 million. The common units are being sold pursuant to a registration statement previously filed and declared effective by the Securities and Exchange Commission. The Partnership intends to use the proceeds from the sale of common units to partially fund the acquisition of four newbuilding shuttle tankers, which upon delivery in mid- to late-2013 will commence operations in Brazil under ten-year, fixed-rate time-charter contracts with a subsidiary of BG Group plc. The direct equity placement is expected to close on July 7, 2011, after which the Partnership will have approximately 63.5 million common units outstanding.
When available, copies of the prospectus supplement and accompanying base prospectus related to this offering may be obtained from at the SEC’s website at www.sec.gov or from Corporate Secretary, Teekay Offshore Partners L.P., 4th Floor Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda.
This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This offering may be made only by means of a prospectus supplement and accompanying base prospectus.
The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different.
About Teekay Offshore
Teekay Offshore Partners L.P., a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK), is an international provider of marine transportation, oil production and storage services to the offshore oil industry. Teekay Offshore owns 40 shuttle tankers (including five chartered-in vessels and five committed newbuildings), five Floating Storage and Offtake (FSO) units, 11 conventional oil tankers, and two Floating Production Storage and Offloading (FPSO) units. Teekay Offshore also has rights to participate in certain other FPSO and shuttle tanker opportunities provided by its sponsor, Teekay Corporation.
Teekay Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “TOO”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: + 1 (604) 609-6442
Web site: www.teekayoffshore.com
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